RECEIVED

2008 OCT 17 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Morgan Crucible

13th October 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

08005434

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
OCT 22 2008
THOMSON REUTERS

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number : 7166F
Morgan Crucible Co PLC
13 October 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R (1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR MARK ROBERTSHAW	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25P
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR MARK ROBERTSHAW	8.	State the nature of the transaction PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired 7,500	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0028%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A
13.	Price per share or value of transaction 107p	14.	Date and place of transaction 13TH OCTOBER 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 230,502 SHARES 0.085%	16.	Date issuer informed of transaction 13TH OCTOBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE TEL: 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE

Date of notification 13TH OCTOBER 2008

This information is provided by RNS

END

ISSUER
The Morgan Crucible Company plc
FILE NO. 82-3387

RNS Number : 7208F
Morgan Crucible Co PLC
13 October 2008

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Company plc**
Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**no**
An event changing the breakdown of voting rights	**no**
Other (please specify): —	

	no
Full name of person(s) subject to notification obligation:	**Standard Life Investments Ltd**
Full name of shareholder(s) (if different from 3):	**Vidacos Nominees**
Date of transaction (and date on which the threshold is crossed or reached if different):	**9 October 2008**
Date on which issuer notified:	**10 October 2008**
Threshold(s) that is/are crossed or reached:	**16%**

Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	**GB0006027295**
Situation previous to the triggering transaction	

Number of shares	Number of voting rights
42,890,302	42,890,302

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
45,033,048	24,451,795	20,581,253	9.049%	7.617%

Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
45,033,048	16.666%

Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
Name of proxy holder:	
Number of voting rights proxy holder will cease to hold:	

Date on which proxy holder will cease to hold voting rights:	

Additional information:

Contact name: **Tracey Bigmore**

Contact telephone number: **01753 837000**

END

END